 Exhibit No. 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase per share in net assets applicable to the common limited partner resulting from operations (earnings per share) for the three months ended March 31, 2011 and 2010.

	Three months ended March 31, 2011	Three months ended March 31, 2010
Numerator for basic and diluted net increase in net assets per share	$9,084,905	$11,924,390
Denominator for basic and diluted weighted average shares	418,955.777	418,955.777
Basic/diluted net increase in net assets per share resulting from operations	$21.68	$28.46

Diluted net increase per share in net assets applicable to the common limited partner resulting from operations equals basic net increase per share in net assets applicable to the common limited partner resulting from operations for each period because there were no common equity equivalents outstanding during the above periods.